

Mail Stop 4561

April 14, 2009

Janice Fukakusa
Chief Financial Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Cananda M5J 2J5

      RE: **Royal Bank of Canada**
                Form 40-F for Fiscal Year Ended October 31, 2008
                Filed December 15, 2008
                File No. 001-13928

Dear Ms. Fukakusa,

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Accounting Branch Chief